

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 18, 2015

Via E-mail
Mr. James Gaynor
President and Chief Executive Officer
LightPath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826

> **Re: Lightpath Technologies, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2015**
> **Filed September 22, 2015**
> **File No. 000-27548**

Dear Mr. Gaynor:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/ Martin James

　　　　　　　　Martin James
　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　Office of Electronics and Machinery